              AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
                               ON JANUARY 14, 2005
                           REGISTRATION NO. 333-120383
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM F-10
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                              INTEROIL CORPORATION


                              INTEROIL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      NEW BRUNSWICK, CANADA                               1311                                      NOT APPLICABLE
 (PROVINCE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL CLASSIFICATION      (I.R.S. EMPLOYER IDENTIFICATION NUMBER
OF INCORPORATION OR ORGANIZATION)             CODE NUMBER (IF APPLICABLE))                         (IF APPLICABLE))

                  SUITE 5300, COMMERCE COURT WEST, 199 BAY ST.
                        TORONTO, ONTARIO MSL 1B9, CANADA
                                 (416) 869-5500
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 GARY M. DUVALL
                           25025 I-45 NORTH, SUITE 420
                           THE WOODLANDS, TEXAS 77380
                                 (281) 292-1800
            (NAME, ADDRESS, (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
        (INCLUDING AREA CODE) OF AGENT FOR SERVICE IN THE UNITED STATES)

                                   COPIES TO:

    GEORGE G. YOUNG III, ESQ.                               GARY M. DUVALL
    HAYNES AND BOONE, L.L.P.                             INTEROIL CORPORATION
1221 MCKINNEY STREET, SUITE 2100                     25025 I-45 NORTH, SUITE 420
     HOUSTON, TEXAS 77010                             THE WOODLANDS, TEXAS 77380
        (713) 547-2000


            APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE
                           SECURITIES TO THE PUBLIC:
                    FROM TIME TO TIME AFTER EFFECTIVENESS OF
                          THIS REGISTRATION STATEMENT.

                               PROVINCE OF ONTARIO
        (PRINCIPAL JURISDICTION REGULATING THIS OFFERING (IF APPLICABLE))

It is proposed that this filing shall become effective (check appropriate box):

A.[ ] Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)

B.[X] At some future date (check the appropriate box below):

1.[ ] pursuant to Rule 467(b) on at (designate a time not sooner than 7 calendar days after filing)

2.[ ] pursuant to Rule 467(b) on at (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on __________.

3.[X] pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.[ ] After the filing of the next amendment to this form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf short form prospectus offering procedures, check the following box. [X]

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 (the "Securities Act"), or such date as the Commission, acting pursuant to
Section 8(a) of the Securities Act, may determine.

--------------------------------------------------------------------------------

This Post-Effective Amendment No. 1 to Registration Statement on Form F-10 (File No. 333-120383) (the "Registration Statement") is filed by InterOil Corporation, a corporation duly organized and existing under the laws of New Brunswick, Canada (the "Company"). Except as amended hereby, the Registration Statement remains in full force and effect.

                                     PART I

         INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS


      AMENDMENT NO. 1 DATED JANUARY 13, 2005 TO THE BASE SHELF PROSPECTUS
                            DATED DECEMBER 13, 2004

This Amendment, together with the Base Shelf Prospectus dated December 13, 2004, and each document deemed to be incorporated by reference therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has in any way passed upon the merits of these securities and it is an offence to claim otherwise.

                                                                January 13, 2005

                              INTEROIL CORPORATION

                                 C$165,000,000
                            4,500,000 COMMON SHARES

     Our base shelf prospectus dated December 13, 2004 (the "Prospectus") is amended by providing that the Registrable Securities that may be sold by selling shareholders thereunder will include the 169,400 common shares issued as an early conversion incentive to the selling shareholders on January 5, 2005 in connection with the conversion of all outstanding Debentures on or prior to December 31, 2004 (the "Additional Registrable Securities"). This Amendment should be read in conjunction with our Prospectus, and is qualified by reference to the Prospectus, except to the extent that the information herein contained supersedes the information contained in the Prospectus.

     As a result of the issuance to the selling shareholders of these additional common shares upon early conversion and the issuance of common shares upon the conversion of all Debentures, the section in the Prospectus entitled "List of Selling Shareholders" is amended in its entirety by replacing it with the following:

                         "LIST OF SELLING SHAREHOLDERS

     On August 27, 2004 we issued $30,000,000 aggregate principal amount of Debentures and Warrants to purchase 239,612 common shares. We issued an additional $15,000,000 aggregate principal amount of Debentures and Warrants to purchase 119,801 common shares on September 3, 2004. The selling shareholders in the table listed below acquired Debentures and Warrants from us, or are transferees of holders who acquired Debentures and Warrants from us in these private placements.

     The common shares listed in the following table as being beneficially owned by a selling shareholder prior to the offering include common shares that are issuable upon exercise of Warrants held by the selling shareholder. In addition, the calculation of the shares beneficially owned does not take into account the limitation on more than 9.99% beneficial ownership contained in the terms of the Warrants.

     A total of 2,412,143 common shares were issued upon conversion of the Debentures, including the 180,000 common shares for the early conversion incentive. A total of 359,415 common shares are issuable upon exercise of the Warrants. The selling shareholders listed below are offering all of the common shares beneficially owned by such holders that were issued upon conversion of the Debentures and are issuable upon exercise of the Warrants. To have their shares included in this prospectus, selling shareholders were required to file a submission to the jurisdiction of Ontario. Certain former holders of Debentures did not return such submission and have waived their registration rights.

     The information in this table is as of January 5, 2005, and is based upon information provided by the selling shareholders. Information with respect to selling shareholders in this prospectus will be updated by way of prospectus supplements. The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the common shares being registered. To prevent dilution to the selling shareholders, the following numbers may change because of adjustments to reflect stock splits, stock dividends or similar events involving our common shares.

     The term selling shareholders includes the shareholders listed below and their transferees, pledgees, donees and other successors. Unless otherwise indicated, each selling shareholder has sole voting and investment power with respect to the common shares described in this table.

                                    NUMBER OF SHARES                        NUMBER OF SHARES
                                   BENEFICIALLY OWNED   NUMBER OF SHARES   BENEFICIALLY OWNED   PERCENTAGE OWNED
NAME OF SELLING SHAREHOLDER        PRIOR TO OFFERING     BEING OFFERED       AFTER OFFERING     AFTER OFFERING(1)
---------------------------        ------------------   ----------------   ------------------   -----------------
AIG Global Investment Corp.
  (Canada)(2)....................       420,975             153,975             267,000                1.0%
BTR Global Arbitrage Trading
  Limited(3).....................       296,561             246,361              50,200               *(12)
Front Street Investment
  Management(4)..................        61,590              61,590                   0                  0
Kings Road Investments Ltd.(5)...       206,326             206,326                   0                  0
Manchester Securities
  Corporation(6).................       923,853             923,853                   0                  0
Middlemarch Partners Limited
  (7)............................        46,192              46,192                   0                  0
Portside Growth and Opportunity
  Fund(8)........................       615,902             615,902                   0                  0
Provident Premier Master Fund,
  Ltd.(9)........................       307,951             307,951                   0                  0
TD Asset Management Inc.(10).....        30,795              30,795                   0                  0
TD Newcrest (11).................        80,795              30,795              50,000               *(12)

---------------

Notes:

 (1) The percentage of shares beneficially owned after the offering is based on 28,130,884 common shares outstanding as of December 31, 2004. We do not know when or in what amounts the selling shareholders may offer for sale the shares of common stock pursuant to this offering. The selling shareholders may choose not to sell any of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the common shares pursuant to this offering, and because there are currently no agreements, arrangements or undertakings with respect to the sale of any of the common shares, we cannot estimate the number of common shares that the selling shareholders will hold after completion of the offering. For purposes of this table, we have assumed that the selling shareholders will have sold all of the shares covered by this prospectus upon the completion of the offering.

 (2) The shares beneficially owned by AIG Global Investment Corp. (Canada) include 124,008 common shares issued upon conversion of $2,500,000 aggregate principal amount of Debentures and 19,967 common shares issuable upon exercise of Warrants held by AIG Global Investment Corp. (Canada), and 10,000 shares issued in respect of the early conversion incentive. AIG Global Investment Corp. (Canada) shares investment powers with respect to all of these common shares with the Office of the Superintendent of Financial Institutions (Canada).

 (3) The shares beneficially owned by BTR Global Arbitrage Trading Limited include 198,413 common shares issued upon conversion of $4,000,000 aggregate principal amount of Debentures and 31,948 common shares issuable upon exercise of Warrants held by BTR Global Arbitrage Trading Limited, and 16,000 shares issued in respect of the early conversion incentive. BTR Global Arbitrage Trading Limited shares voting and investment power with respect to all of these common shares with Salida Capital Corp., third party investment advisor to BTR Global Arbitrage Trading Limited, Danny Guy and Brad White. Danny Guy and Brad White are both portfolio managers of BTR Global Arbitrage Trading Limited.

 (4) The shares beneficially owned by Front Street Investment Management include 49,603 common shares issued upon conversion of $1,000,000 aggregate principal amount of Debentures and 7,987 common shares issuable upon exercise of Warrants held by Front Street Investment Management, and 4,000 shares issued in respect of the early conversion incentive.

 (5) The shares beneficially owned by Kings Road Investments Ltd. include 166,171 common shares issued upon conversion of $3,350,000 aggregate principal amount of Debentures and 26,755 common shares issuable upon exercise of Warrants held by Kings Road Investments Ltd., and 13,400 shares issued in respect of the early conversion incentive. Kings Road Investments Ltd. is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund, which beneficially owns 47,000 common shares. Polygon Investment Partners LLP and Polygon Investment Partners LP, the investment advisors of Kings Road Investments Ltd. and Polygon Global Opportunities Master Fund, and Alexander Jackson, Reade Griffith and Paddy Dear, the partners of Polygon Investment Partners LLP and the members of the general partner of Polygon Investment Partners LP, share voting and investment power with respect to all of these common shares with Kings Road Investments Ltd. and Polygon Global Opportunities Master Fund. Polygon Investment Partners LLP, Polygon Investment Partners LP, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of these common shares.

 (6) The shares beneficially owned by Manchester Securities Corporation include 744,048 common shares issued upon conversion of $15,000,000 aggregate principal amount of Debentures and 119,805 common shares issuable upon exercise of Warrants held by Manchester Securities Corporation, and 60,000 shares issued in respect of the early conversion incentive. Manchester Securities Corporation is a wholly-owned subsidiary of Elliott Associates, L.P. Paul E. Singer and Elliott Capital Advisors, L.P., an entity controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Manchester Securities Corporation shares voting and investment power with respect to all of these common shares with Elliott Associates, L.P. and Paul E. Singer.

 (7) The shares beneficially owned by Middlemarch Partners Limited include 37,202 common shares issued upon conversion of $750,000 aggregate principal amount of Debentures and 5,990 common shares issuable upon exercise of Warrants held by Middlemarch Partners Limited, and 3,000 shares issued in respect of the early conversion incentive.

 (8) The shares beneficially owned by Portside Growth and Opportunity Fund include 496,032 common shares issued upon conversion of $10,000,000 aggregate principal amount of Debentures and 79,870 common shares issuable upon exercise of Warrants held by Portside Growth and Opportunity Fund, and 40,000 shares issued in respect of the early conversion incentive. Ramius Capital Group, LLC is the investment advisor of Portside Growth and Opportunity Fund. C4S & Co., LLC is the sole managing member of Ramius Capital Group, LLC. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, the four managing members of C4S & Co., LLC, and Ramius Capital Group, LLC share voting and investment power with respect to all of these common shares with Portside Growth and Opportunity Fund. Ramius Capital Group, LLC, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon disclaim beneficial ownership of these common shares.

 (9) The shares beneficially owned by Provident Premier Master Fund, Ltd. include 248,016 common shares issued upon conversion of $5,000,000 aggregate principal amount of Debentures and 39,935 common shares issuable upon exercise of Warrants held by Provident Premier Master Fund, Ltd, and 20,000 shares issued in respect of the early conversion incentive. The managing members of Gemini Investment Strategies, LLC, the investment advisor to Provident Premier Master Fund, Ltd., are Steven W. Winters and Richard S. Yakomin. Mr. Winters and Mr. Yakomin share voting and investment power with respect to all of these common shares with Provident Premier Master Fund, Ltd. Mr. Winters and Mr. Yakomin disclaim beneficial ownership of these common shares.

(10) Of the aggregate principal amount of Debentures, $72,000 is for the account of Emerald North American Long Short Fund, $214,000 is for the account of TD Energy Fund and $214,000 is for the account of TD Resource Fund, each of which is managed by TD Asset Management Inc. These shares include 24,802 common shares issued upon conversion of $500,000 aggregate principal amount of Debentures and 3,993 common shares issuable upon exercise of Warrants, and 2,000 shares issued in respect of the early conversion incentive.

(11) The shares beneficially owned by TD Newcrest include 24,802 common shares issued upon conversion of $500,000 aggregate principal amount of Debentures and 3,993 common shares issuable upon exercise of Warrants beneficially owned by TD Newcrest, and 2,000 shares issued in respect of the early conversion incentive.

(12) Less than 1%."

     The second paragraph in the section in the Prospectus entitled "Documents Incorporated By Reference" (being the paragraph following the list of documents that are incorporated by reference) is amended in its entirety by replacing it with the following:

     "Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) filed by us with a securities commission or similar authority in Canada, after the date of this prospectus and prior to May 6, 2005, shall be deemed to be incorporated by reference into this base shelf prospectus for purposes of any distribution of Registrable Securities in Ontario pursuant to the Canadian Prospectus. Any document of the type referred to in the preceding paragraph filed by us after the date of this prospectus with the SEC shall be deemed to be incorporated by reference into this base shelf prospectus for purposes of any sale of Registrable Securities in the United States pursuant to the U.S. Prospectus."

     The Prospectus is further amended to permit its use by the selling shareholders named in the Prospectus in respect of distributions in Ontario of the Additional Registrable Securities until May 6, 2005, rather than January 4, 2005.

                          PURCHASER'S STATUTORY RIGHTS

     Securities legislation in Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the base shelf prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation for the particulars of these rights or consult with a legal advisor.

                                     PART II

       INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

Section 22 of the Bylaws of the Company provides, with regard to indemnity and insurance under the Business Corporations Act (New Brunswick) (the "Act"), in part as follows:

     "Subject to Section 81 of the Act, except in respect of an action by or on behalf of the Corporation or Another Body Corporate (as hereinafter defined) to procure a judgement in its favour, the Corporation shall indemnify each director and officer of the Corporation and each former director and officer of the Corporation and each person who acts or acted at the Corporation's request as a director or officer of Another Body Corporate, and his heirs and legal representatives, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or Another Body Corporate, as the case may be, if

         (a) he acted honestly and in good faith with a view to the best interests of the Corporation; and

         (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

     "Another Body Corporate" as used herein means a body corporate of which the Corporation is or was a shareholder or creditor."

The Act provides that no officer or director of the Company may be indemnified in connection with the defense of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the corporation or body corporate, unless a court of competent jurisdiction has approved the terms of such indemnification. However, the Act further provides that notwithstanding any provision to the contrary therein, any officer or director is entitled to indemnification if such person (i) was substantially successful on the merits of the defense of the action or proceeding; (ii) acted honestly and in good faith with a view to the best interests of the corporation; and (iii) where a criminal or administrative action or monetary penalty is involved, such person had reasonable grounds for believing that his or her conduct was lawful.

Insofar as indemnification for liabilities arising from the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

ITEM 1. UNDERTAKING.

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

ITEM 2. CONSENT TO SERVICE OF PROCESS.

The Company previously filed with the Commission on November 12, 2004 a written Appointment of Agent for Service of Process and Undertaking on Form F-X. Any change to the name or address of the agent for service of the Company or the trustee shall be communicated promptly to the Commission by amendment of Form F-X referencing the file number of the relevant registration statement.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada, on the 14th day of January, 2005.

                                      INTEROIL CORPORATION

                                      By:  /S/ PHIL E. MULACEK*
                                           -------------------------------------
                                           Phil E. Mulacek
                                           Chairman of the Board,
                                           Chief Executive Officer and President


Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities indicated, on the 14th day of January, 2005.

      /S/ PHIL E. MULACEK*                 Chairman of the Board,
------------------------------------       Chief Executive Officer and President
         Phil E. Mulacek                   (Principal Executive Officer)


      /S/ TOM S. DONOVAN*                  General Manager-Finance/Accounts
------------------------------------       and Chief Financial Officer
         Tom S. Donovan                    (Principal Financial Officer and
                                           Principal Accounting Officer)


      /S/ CHRISTIAN M. VINSON*             Director; Chief Operating Officer
------------------------------------       and Vice President
         Christian M. Vinson


      /S/ GEOFFREY M. FOLIE*               Deputy Chairman of the Board
------------------------------------
         Geoffrey M. Folie


      /S/ ROGER N.  GRUNDY*                Director
------------------------------------
         Roger N. Grundy


      /S/ GAYLEN J. BYKER*                 Director
------------------------------------
         Gaylen J. Byker


      /S/ EDWARD N. SPEAL*                 Director
------------------------------------
         Edward N. Speal


* Pursuant to a previously filed power of attorney, Gary M. Duvall, as attorney-in-fact, does hereby sign this Post-Effective Amendment No. 1 to Registration Statement on behalf of each such person, in each case in the capacity indicated and on the date indicated.


By: /S/ GARY M. DUVALL
    ---------------------------------
    Gary M. Duvall
    Attorney-in-Fact

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

  1 Base Shelf Prospectus (included herein as Part I of this Registration Statement)

  2               Annual Information Form dated May 19, 2004*

  3 U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended December, 31, 2003, December 31, 2002, December 31, 2001 and cumulative, together with the report and rates of the auditors thereon (incorporated herein by reference to Exhibit 5 of the Company's Report on Form 40-F dated May 12, 2004)

  4 Amending Agreement to Securities Purchase Agreement, dated September 1, 2004, by and among, InterOil Corporation, Portside Growth and Opportunity Fund, Manchester Securities Corp. and Provident Master Fund LTD.*

  5 8.78% Senior Convertible Debenture due August 28, 2009 of InterOil Corporation, dated August 27, 2004*

  6 Management's Discussion and Analysis for the year ended December 31, 2003, contained on pages 43-48 of the 2003 Annual Report of the Company (incorporated herein by reference to
                  Exhibit 3 of the Company's Report on Form 40-F dated May 12,
                  2004)

  7 Amended unaudited comparative consolidated financial statements for the six months ended June 30, 2004, June 30, 2003 and June 30, 2002*

  8 Management Information Circular for the annual meeting of shareholders held on June 29, 2004 (excluding those portions, which, in accordance with National Instrument 44-101, need not be incorporated by reference)*

  9 Unaudited comparative consolidated financial statements for the six months ended June 30, 2004 and June 30, 2003 and management's discussion and analysis thereof*

  10 Material Change Report dated February 2, 2004 in respect of a revision to the estimate for completion of our refinery project in Papua New Guinea (incorporated herein by reference to Exhibit 123 of the Company's Report on Form 40-F dated May 12, 2004)

  11 Material Change Report dated March 16, 2004 in respect of the share sale agreement with British Petroleum plc to acquire British Petroleum's Papua New Guinea subsidiary, BP PNG (incorporated herein by reference to Exhibit 122 of the Company's Report on Form 40-F dated May 12, 2004)

  12 Material Change Report dated June 17, 2004 in respect of the arrival of the first shipment of crude oil for our refinery at our marine terminal located across the harbor from Port Moresby, Papua New Guinea*

  13 Material Change Report dated July 7, 2004 in respect of our refinery's crude distillation unit accepting feedstock for the first time*

  14 Material Change Report dated August 27, 2004 in respect of the definitive agreement for the private placement of U.S.$30 million to U.S.$40 million of Debentures*

  15 Material Change Report dated September 10, 2004 in respect of closing the issuance of an additional U.S.$15 million of Debentures, raising a total of U.S.$45 million*

  16 Refinery State Project Agreement by and among InterOil Limited to InterOil, Ltd. and the Independent State of Papua New Guinea dated May 29, 1997*

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

  17              Agreement for the Sale and Purchase of Naphtha dated February
                  8, 2001*

  18 Export Marketing and Shipping Agreement by and between EP InterOil, Ltd. and Shell International Eastern Trading Company dated March 23, 2001*

  19 Domestic Sales Agreement by and between InterOil Limited and Shell Papua New Guinea Limited dated April 9, 2001*

  20 Sale and Purchase Undertaking Agreement, by and between InterOil Corporation and Shell Overseas Holdings Limited dated July 21, 2004*

  21 Crude Supply Agency and Sales Agreement by and between EP InterOil, Ltd. and BP Singapore Plc Limited dated December 21, 2001*

  22 Engineering Procurement and Construction Contract by and between InterOil Limited and Clough Niugini Limited dated March 26, 2002*

  23 Facilities Management Contract by and between InterOil Limited and Petrofac Niugini Limited dated November 9, 2003*

  24 Share Sale Agreement by and among InterOil Corporation, SPI Distribution Limited, Gas Tank Nederland B.V., and BP Papua New Guinea Limited dated March 9, 2004*

  25 Securities Purchase Agreement by and between InterOil Corporation and the Initial Purchasers as listed therein dated August 26, 2004*

  26 CSIRO Petroleum Confidential Report No. 02-019, Preliminary Report on the Geochemistry of Solid Bitumens in the Pale Sandstone, Subu-1 Well and Outcrop at the Aure Scarp, East Papuan Basin, dated April 2002*

  27 CSIRO Petroleum Confidential Report No. 04-002 (Part I), The Geochemistry and Organic Petrology of Oil Shows and Fine-Grained Rocks in Moose-1 and Moose-1ST1, East Papuan Basin, dated January 2004*

  28 CSIRO Petroleum Confidential Report No. 04-059 (Part I), The Geochemistry of Oil Shows in the Moose-2 Well, East Papuan Basin, dated September 2004*

  29 CSIRO Petroleum Confidential Report No. 04-059 (Part II), The Geochemistry of Oil Shows in the Moose-2 Well, East Papuan Basin, dated September 2004*

  30 Registration Rights Agreement by and among InterOil Corporation and the purchasers signatory thereto, dated August 26, 2004*

  31              Consent of KPMG*

  32              Consent of PricewaterhouseCoopers*

  33              Power of Attorney*

----------------

* Previously filed.